

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2025

Steven Hill
Chief Executive Officer
NewHydrogen, Inc.
27936 Vista Canyon Blvd., Suite 202
Santa Clarita, CA 91387

> **Re: NewHydrogen, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 19, 2025**
> **File No. 333-287396**

Dear Steven Hill:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Juan Grana at 202-551-6034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Marcelle S. Balcombe, Esq.